UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[X]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _________________

OR

[   ]       TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number _______________________________________

SOUTHERN AFRICAN RESOURCES PLC

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

27 St. James’s Street

London SW1A 1HA

England

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Ordinary Shares* of 0.1p each

(“Ordinary Shares”)

American Depositary Shares (“ADSs”)

Each American Depositary Share represents 20 Ordinary Shares and is evidenced by American Depositary Receipts (“ADRs”)

None.

* The Ordinary Shares are not being registered for trading, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of class

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of class

None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Not applicable.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

____ Yes	x	No

Indicate by a checkmark which financial statement item the registrant has elected to follow.

x	Item 17	__ Item 18

-i-

-ii-

 FORWARD LOOKING-STATEMENTS

This registration statement of Southern African Resources PLC and its subsidiaries (herein referred to as “the Company” and by the pronouns “we”, “us”, and “our” as circumstances allow) contains certain forward-looking statements. For example, statements that refer to (i) our business outlook and future economic performance, (ii) certain plans, strategies and objectives of our management, (iii) our expected costs of mineral exploration, land acquisition, and development programs, and (iv) expectations as to revenues, future events, conditions, performance and other matters are “forward-looking statements” as that term is defined under the United States federal securities laws. Forward-looking statements are not guarantees of future performance, but rather are subject to risks, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this registration statement. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “Item 3 – Key Information – Risk Factors”.

Historical financial information as to costs of exploration and administration may not be indicative of the Company’s future cost performance. All statements which are not statements of historical fact may be deemed to be forward-looking statements. The use of words such as “potential”, “possible”, “inferred”, “estimated” or statements such as “may”, “expect”, “believe”, “anticipate” and “intend” (and the negative or variations of, or comparable terminology) are intended to identify forward-looking statements.

GENERAL

We are incorporated under the laws of England and Wales with the focus of our exploration and drilling in the Southern African countries of South Africa and Botswana. This registration statement describes our Company and the American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”) which we propose to create and make available to investors in the U.S. through a listing on a United States exchange or other public stock quotational facility, pending approval, which ADSs represent our ordinary shares currently listed and trading on the Alternative Investment Market of the London Stock Exchange. Our books of account are maintained in British pounds sterling and our annual and interim financial statements are prepared on a historical cost basis in accordance with generally accepted accounting principles in the United Kingdom, or U.K. GAAP. U.K. GAAP differs in significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. This registration statement includes a discussion of the relevant differences between U.K. GAAP and U.S. GAAP in Note 24 to our consolidated financial statements included in this registration statement sets forth a reconciliation of U.K. GAAP to U.S. GAAP as to specified portions of our accounts.

This registration statement contains amounts in British pounds sterling (“£”) or pence (“p”) (1p is equivalent to 1/100 of £1). For information on exchange rates between British pounds sterling and U.S. dollars (“U.S. dollars” or “$”) or cents (“¢”), see “Item 3 – Key Information – Selected Financial Data” on page 6. As of February 25, 2005, the exchange rate between the U.S. dollar and British pound sterling was $1.9149 per £1.00.

GLOSSARY OF MINING TERMS AND DEFINITIONS

The following explanations are not intended as technical definitions, but rather are meant to assist the reader in understanding some of the terms used in this registration statement.

“4E” means the three PGM elements plus gold (Pt, Pd, Rh + Au).

“AIM” means the Alternative Investment Market of the London Stock Exchange.

“Au” means gold.

“Bushveld Complex” means a layered igneous complex situated in South Africa extending some 350 kilometers from east to west and some 250 kilometers from north to south. It comprises an alternating sequence of pyroxenites, norites, gabbros, and chromites which display a variety of layering variations which are often traceable over hundreds of kilometers. Of particular note are two layers named the “Merensky Reef” and the “UG2 Reef” which are ubiquitously platiniferous and are mined extensively for platinum group metals. This complex is currently the largest known source of platinum in the world.

“Chromite” means a brownish-black mineral consisting of ferrous chromic oxide in small, black octahedral crystals usually in layered, compact masses in mafic and ultramafic igneous rocks.

“Dyke” means a sheet-like body of igneous rock which is discordant to bedding or foliation.

“Foliation” describes planar arrangements of minerals or mineral bands within rocks.

“Gabbros” means a group of crystalline intrusive rocks composed chiefly of plagioclase and pyroxene, commonly with small amounts of other ferromagnesian minerals, especially olivine. If the ferromagnesian minerals predominate over the plagioclase, so that the rock is dark colored, it may generally be called “Gabbro”.

“Grams per tonne” means grams per metric ton, a measure of ore grades.

“Imbasa East” means the parcels of land labeled as portions 1178, 1179, 1180, 1181, 1182, 1183, 1161, 1155 and 1151 of the farm Hartebeespoort B 410 JQ, Northwest Province, Republic of South Africa.

“Imbasa West” means the parcels of land labeled as portions 1212, 1213, 1214, 1215, 1216, 1217, 1218, 1219, 1220, 1221, 1222, 1223, 1224, 1118, 1119, 1120, 1121, 1122, 1123, 1124, 1125, 1126, 1127, 1128, 1129, 1130 and 1131 of the farm Hartebeespoort B 410 JQ, Northwest Province, Republic of South Africa.

“Inferred PGM Resource” means that part of a mineral (PGM) resource for which tonnage, grade, and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified from geological and/or grade continuity. It is based on information gathered through appropriate techniques from outcrops, trenches, pits, workings, and drill holes that may be limited or of uncertain quality and reliability. A mineral (PGM) resource is consistent with the inferred category when the risk associated with the accumulated metal estimate is greater than 20% (at a 90% confidence level).

“Leeuwkop 402JQ PGE Project” means the confirmatory exploration drilling program and pre-feasibility study.

“Mafic” means magnesium and iron-rich materials such as olivine, pyroxene, amphibole, and biotite, and the igneous rocks with a high modal content of these minerals.

“Molopo Farms Igneous Complex” means the geological terrain located at the Molopo Farms Prospect.

“Molopo Farms Prospect” means the granted tenements in the Republic of Botswana that cover an area underlain by the Molopo Farms Igneous Complex.

“Norite” means a coarse grained igneous rock composed essentially of calcic plagioclase and orthopyroxene.

“Oz” or “ounce” means one troy ounce, which equals 31.1035 grams.

“Pd” means palladium.

“Pegmatites” means a very coarse grained igneous rock (with grain size larger than one to two centimeters), typically found around the margins of large, deep seated plutons, usually extending from the pluton itself into the surrounding country rocks. Pegmatites represent a volatile-rich, late stage crystallization of a magma.

“PGE”and “PGM”, used interchangeably herein, each means platinum group elements: Pt, Pd and Rh.

“Potholes” means ovoid depressions in the footwall where the reef transgresses below its normal elevation, often representing areas of reef loss during mining.

“Project” means an area of land that has been explored and determined by analytical data to hold sufficient promise of recoverable PGE as to be mined for their removal.

“Prospect” means an area of land with insufficient data available on the mineralization to determine if it is economically recoverable, but warranting further investigation.

“Prospecting license or permits” means an area for which permission to explore has been granted.

“Pt” means platinum.

“Pyroxenites” means an ultramafic, intrusive igneous rock composed essentially of pyroxene with accessory olivine, hornblende, or chromite.

“Reef” means any mass of host rock in which minerals of potential commercial value occur.

“Refrigeration” means the method of cooling the air in deep below surface mining areas to enable miners to extract reserves.

“Reserve” means that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

“Rh” means rhodium.

“Tonnes” or “t” means metric tons.

“Ultramafic” means igneous rocks containing more than 90% of mafic materials.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers
A.	Directors and Senior Management

The following are the directors and executive officers of the Company:

Name & Business Address	Position or Function
Charles Louis Frederick Godfrey Hansard 27 St. James’s Street London SW1A 1HA England	Chairman of the Board, Director
Roy Aubrey Pitchford 27 St. James’s Street London SW1A 1HA England	Chief Executive Officer, Director
Philippe Henri Edmonds 27 St. James’s Street London SW1A 1HA England	Non-Executive Director
Andrew Stewart Groves 27 St. James’s Street London SW1A 1HA England	Non-Executive Director
Roy Pascoe Lander 27 St. James’s Street London SW1A 1HA England	Non-Executive Director
Brian Michael Moritz 27 St. James’s Street London SW1A 1HA England	Non-Executive Director
John Gabriel Smithies 27 St. James’s Street London SW1A 1HA England	Non-Executive Director
Dennis Mark Bristow 27 St. James’s Street London SW1A 1HA England	Non-Executive Director
B.	Advisers

The following are the Company’s principal advisers:

Name & Business Address	Position or Function
SALANS Fourth Floor Clements House 14-18 Gresham Street, London EC2V 7NN England	Company solicitors
SALANS 620 Fifth Avenue Fifth Floor New York, NY 10020 U.S.A.	U.S. legal advisers to the registration
Seymour Pierce Ellis Limited Talisman House Jubilee Walk Three Bridges, Crawley West Sussex RH10 1LQ England	Broker
Grant Thornton Melton Street Euston Square London NW1 2EP England	Nominated Adviser
National Westminster Bank plc Baker Street Branch P.O. Box 2BA 69 Baker Street London W1A 2BA, England	Bankers

C.	Auditors

Baker Tilly

Chartered Accountants

2 Bloomsbury Street

London WC1B 3ST

England

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information
A.	Selected Financial Data.

The selected financial data appearing below for the fiscal year ending March 31, 2004, and the period from April 23, 2002, through March 31, 2003, are set forth in British pounds sterling and extracted from the audited Report and Financial Statements of the Company that appear elsewhere herein. Note that the Company was incorporated on April 23, 2002, and has no predecessor. Thus, the financial data provided covers the entire corporate life of the Company from its creation.

As we described above, our financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) that apply in the United Kingdom. The selected financial data appearing in the first table below is presented in accordance with U.K. GAAP. The second table below sets out the selected financial data in accordance with U.S. GAAP. The principle differences between U.K. GAAP and U.S. GAAP that affect the Company’s income and shareholders’ equity relate to those items described below.

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, The Independent Auditor’s Report to the Members of Southern African Resources Plc which appears in Exhibit 1 of this registration statement.

SELECTED FINANCIAL DATA UNDER U.K. GAAP

	Year Ended March 31, 2004 £	April 23 2002 to March 31, 2003 £
Net Operating Revenue	—	—
Net Income (Loss)	(487,896)	(192,676)
Income (Loss) per Share	(0.27p )	(0.26p )
Total Assets	7,054,239	1,489,993
Net Assets	6,353,085	1,429,406
Deferred Income Taxes	Nil	Nil
Cash Dividends per share	Nil	Nil
Deficit	(671,599)	(192,676)
Capital Stock	235,787,500	101,500,000
Class B ordinary shares	19,000,000	35,000,000
Weighted Average Number of Shares	180,739,821	74,198,754

SELECTED FINANCIAL DATA UNDER U.S. GAAP

	Year Ended March 31, 2004 £	April 23 2002 to March 31, 2003 £
Net Operating Revenue	—	—
Net Income (Loss)	(501,416)	(194,366)
Income (Loss) per Share	(0.28p )	(0.26p )
Total Assets	6,056,739	1,489,993
Net Assets	5,355,585	1,429,406
Deferred Income Taxes	Nil	Nil
Cash Dividends per share	Nil	Nil
Deficit	(686,809)	(194,366)
Capital Stock	235,787,500	101,500,000
Class B ordinary shares	19,000,000	35,000,000
Weighted Average Number of Shares	180,739,821	74,198,754

On February 25, 2005, the most recent practicable date inclusion of market data for this registration statement, one British pound sterling (£1.00) was exchangeable for $1.9149 on the basis applied in the following table, which sets forth, for the periods and dates indicated, information concerning the rates of exchange of one British pound sterling into the U.S. dollar based on the noon buying rate in New York City for cable transfers in British pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York.

Fluctuations in the exchange rate between British pounds sterling and U.S. dollars will affect the U.S. dollar equivalent of the British pounds sterling denominated prices of the Company’s Ordinary Shares and, as a result, will affect the market prices of the Company’s American Depositary Shares (“ADSs”) in the U.S.

Period	At Period End	Average Rate	High	Low
Month ending January 31, 2005	1.8850	1.8797	1.9058	1.8647
Month ending December 31, 2004	1.9160	1.9286	1.9482	1.9125
Month ending November 30, 2004	1.9073	1.8607	1.9073	1.8323
Month ending October 31, 2004	1.8345	1.8077	1.8404	1.7790
Month ending September 30, 2004	1.8090	1.7937	1.8105	1.7733
Month ended August 31, 2004	1.8031	1.8203	1.8459	1.7921
Year ended March 31, 2004	1.8400	1.6930	1.9045	1.5500
Year ended March 31, 2003	1.5790	Not available	Not available	Not available

B.	Capitalization and Indebtedness

The following tables set out the capitalization of the Company in accordance with U.K. GAAP and U.S. GAAP at December 31, 2004, a date which is no earlier than 60 days prior to the date of this registration statement.

Under U.K. GAAP	At December 31, 2004
Shareholders’ Equity	(all figures in £)
Common Shares	316,301
Additional Paid in Capital	28,917,968
Retained earnings (deficit)	(2,164,242)
Total shareholders’ equity	27,070,027
Indebtedness (direct, indirect, contingent)
Short term debt – unsecured (current accounts payable)	0
Long term debt – unsecured (deferred income taxes)	0
Total indebtedness	0

Under U.S. GAAP	At December 31, 2004
Shareholders’ Equity	(all figures in £)
Common Shares	316,301
Additional Paid in Captial	28,933,178
Retained earnings (deficit)	(2,179,452)
Total shareholders’ equity	27,070,027
Indebtedness (direct, indirect, contingent)
Short term debt – unsecured (current accounts payable)	0
Long term debt – unsecured (deferred income taxes)	0
Total indebtedness	0

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

This section describes some of the risks and uncertainties faced by the Company. The factors below should be considered in connection with any forward-looking statements in this registration statement. The risks described are considered to be the significant or material ones, but they are not the only risks faced by the Company. Some risks may not be known to the Company and others that are not considered significant or material may turn out to be material. Investment in the ADSs of the Company must be considered speculative and risky because any one or more of the risks could materially impact the Company’s business, its revenues, income, ability to raise required capital, and the market price of its shares.

This section is not intended to be an exhaustive list of the considerations to be taken into account by an investor or all of the risk factors to which the Company is exposed. Some of these risks can be mitigated by appropriate actions, but many are outside the control of the Company and cannot be mitigated.

The Company has an absence of production history.

The Company has no history of earnings or cash flow from mining operations. If the Company is able to proceed to production on its properties, commercial viability will be affected by factors that are beyond the Company’s control, including the particular attributes of the mineral deposit; fluctuations in metal prices; the costs of constructing and operating a mine and processing and refining facilities; the availability of economic sources of energy; and the effects of government regulations and changes therein, as well as the costs of protection of the environment.

The Company has no current source of revenue.

The Company has no current source of operating revenue and has operated at a loss and with negative cash flow since incorporation. There can be no assurance that the Company will operate profitably at any time in the future.

The Company’s business involves a high degree of risk.

The business of the exploration for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. There is no assurance that the properties which the Company acquires for mineral exploitation will result in successful discovery or removal of any minerals.

Additionally, there is no certainty that any expenditure made in the exploration of the Company’s properties will prove the existence of commercially recoverable quantities of ore. The Company has no control over many circumstances on which professional estimates are based to permit a mineral reserve to be described as “commercially mineable”. Such circumstances can change, rendering the mineral deposit not commercially mineable. Such circumstances include:

•	Failure of bulk testing to achieve metal recovery levels indicated by limited testing of drill samples;
•

Estimates of reserves, mineral deposits and production costs adversely affected by such factors as environmental regulations and requirements, weather and other environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions;

•

The grade of ore ultimately mined may differ from that indicated by drilling results by reason of material changes in estimated reserves, grades or recovery rates that affect the economic viability of any mining project;

•

There may be significant additional capital costs and associated procurement risks and guarantees that have not as yet been determined because of the early stage nature of the Company’s exploration program and identification of potential projects;

•	Until we complete a “pre-feasibility” study and “bankable feasibility” study, we cannot effectively assess the level of our likely mining project operating costs and related expenses;

•

We have not yet identified potential buyers and acceptable terms for the sale of PGM concentrate, nor can we be certain that the Company will succeed in extracting commercially viable amounts of PGM concentrate for sale;

•

While every effort is being made to bring the Leeuwkop 402JQ PGE Project, as described in more detail below, to the “bankable feasibility” stage as soon as reasonably possible, we cannot guarantee that the mining projects now being explored by the Company, all of which are in very early stages of development, will ever be economically feasible;

•

Market prices for precious and base metals could turn out to be persistently lower than those used to determine the “feasibility” of mining a mineral occurrence, and such prices have in the past been, and can be expected to continue to be, highly volatile over short periods due to factors such as international economic and political trends, expectations of inflation, currency exchange fluctuations (in particular, the U.S. dollar relative to the British pound sterling and the South African rand, since selling terms are usually expressed in terms of the U.S. dollar), interest rates, global or regional consumption patterns, speculative activities and increases in production due to improved mining and production methods; and

•

Adverse changes in the supply of and demand for precious and base metals caused by various factors, including political events, economic conditions and production costs in major mineral producing regions.

The Company will likely have additional funding requirements to develop its business and may not be able to raise needed funds.

The Company currently has funds sufficient to meet its obligations and to carry out its exploration plans for at least the next 12 months. The Company may acquire projects either for cash or by issue of new Ordinary Shares. It is likely that further funds will have to be raised for additional investments or acquisitions. There is no assurance that the Company will in the future be able to obtain all the financing it requires on acceptable terms and conditions, or any financing at all. The only sources of future funds presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party or parties carrying out further exploration or development of the properties. Mining development is very capital intensive and lead times to production are lengthy. Availability of debt financing will depend on one or more of our mining projects having a high probability of success.

The amount of the Company’s property cost may not reflect realizable value.

Expenditures made by the Company in the exploration or development of its mineral properties are included in the balance sheet value of its resource properties. The amounts described as “Intangible Fixed Assets” in the balance sheets of the Company’s financial statements cannot be taken to reflect realizable value.

The Company may suffer reduced profits or losses as a result of intense competition.

Competition for mining projects and financing required for exploration and development is intense. Many of the companies competing with the Company have greater financial resources, larger staff and labor forces, more equipment for exploration and development and greater experience and may, therefore, be in a better competitive position than the Company.

The Company has no guarantee of title.

While the Company has investigated title to its properties and is satisfied that, to the best of its knowledge, title to all its properties is in good standing, this should not be construed as a guarantee of title, which may be affected by undetected defects. Title insurance is generally not available. We do not own title to the surface land of our properties but hold only mineral property rights. In southern Africa, each sovereign state is the sole authority able to grant mineral property rights within its respective national boundary, and our ability to ensure that we have obtained secure title to individual mineral properties or mining concessions may be severely constrained. Our mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects.

A number of the Company’s directors hold directorships with other companies that may present conflicts of interest.

A number of directors of the Company hold directorships in other companies, some of which involve mining interests, exploration, and development that might present conflicts of interest with the Company for such directors. Charles Hansard, Philippe Edmonds, Andrew Groves, Brian Moritz, and Mark Bristow sit on the boards of certain of these companies, as further described in Item 6 below. In addition, Philippe Edmonds, Andrew Groves, and Brian Moritz are directors of White Nile Limited, a newly formed oil exploration company, listed on AIM in February 2005, and whose shares have been suspended from trading at the date of this registration statement. Directors are aware of their fiduciary obligations to the Company and its shareholders. However, conflicts with respect to corporate opportunities may arise between the obligations of these directors of the Company and such other natural resource companies. Subject to some minor exceptions, the Articles of Association of the Company requires all material transactions between the Company and its directors to be approved by a majority of the Company’s disinterested directors. Any decision made by any of such directors involving the Company is made in accordance with their duties and obligations to deal fairly and in good faith with the Company.

The Company is subject to a number of regulatory requirements which could cause us to incur costs that adversely affect our ability to establish economically feasible mines.

Exploration, development and mining activities are subject to extensive laws and regulations governing prospecting, development, taxes, labor standards, occupational health, waste disposal, environmental protection and remediation, protection and endangered and protected species, toxic substances and other matters. The cost of complying with those regulations can make operations expensive, possibly prohibitively so.

Any failure on our part to be in compliance with these laws, regulations and requirements with respect to our properties could result in being subject to substantial penalties, fees and expenses, significant delays in our establishing mining operations. The costs associated with compliance with governmental regulations may ultimately be material and adversely affect our business.

The Company may be subject to environmental liability.

Mineral exploration, mine development, and mining operations are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of such operations. The Company’s operations are subject to governmental regulations restricting and/or prohibiting exploration, development and mining activities that could involve the spill, seepage, release, generation or emission of substances used in or produced by or in the course of activities necessary to conduct the mining business. Breach of regulations may result in the imposition of fines or penalties, or prevent the conduct of operations completely. Certain activities require the conduct of environmental impact studies to be undertaken prior to commencement. Such studies can be very costly and may result in negative assessments, which could result in application of strict regulations and increase in the cost of, or reduction or impairment of, profitability of operations.

The Company may need or wish to acquire, and may not be able to obtain, additional permits and licenses.

The Company believes that it presently holds or has applied for all necessary licenses and permits to carry out the activities in which it is currently engaged under applicable laws and regulations in respect of its properties, and the Company believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to changes in regulations and in various operational circumstances. A substantial number of additional permits and licenses will be required should the Company proceed to construct and operate mining facilities. There can be no guarantee that the Company will be able to obtain all of the necessary licenses and permits that may be required to commence construction or operation of mining facilities at its properties or to maintain continued operations at economically justifiable costs. Amendments to local mining and environmental laws, regulations and permits governing operations and activities of mining companies or more stringent implementation thereof, could require increases in capital expenditures or production costs, or reduction in levels of production and producing properties, or require delay or abandonment of the development of new mining properties.

Our ability to obtain desirable mineral exploration projects in the future will be adversely affected by competition from other exploration companies.

In conducting our exploration activities, we compete with other mining companies in connection with the search for and acquisition of properties producing or possessing the potential to produce PGM concentrate. Existing or future competition in the mining industry could materially and adversely affect our prospects for mineral exploration and success in the future.

AIDS could pose risks to us when we reach the stage of operational mining in terms of productivity and costs.

The impact of Acquired Immune Deficiency Syndrome (“AIDS”) on our proposed mining projects has not been assessed but will be considered as part of the “bankable feasibility” review. The high incidence of AIDS in southern Africa poses risks to us in terms of potentially reduced productivity and increased medical and insurance costs. The incidence of AIDS and AIDS-related diseases in the labor force from which we intend to hire our workforce once mining operations begin could adversely impact our economic results.

There is a risk we will not meet the requirements of the Black Economic Empowerment legislation in South Africa which would impede us from conducting business there.

The South African government requires indigenous people to own up to 26% of all mining operations conducted in the country. Although we have organized joint ventures with appropriate tribes of indigenous peoples and have provided for indigenous ownership of 26% or greater, we cannot be certain that the ownership percentages currently agreed will remain constant once our “bankable feasibility” study is complete.

Risks specific to the Bushveld Complex

The Bushveld Complex has a number of factors that may make the site economically unfeasible to mine.

The Bushveld Complex is known to have a high geothermal gradient such that heat levels increase with increased depth to the extent that there may be a risk to carrying out mining operations due to the limitation of human heat endurance. Although most mines operating at the depths we expect to attain are confronted with the impact of this common geothermal factor, if the Company conducts mining operations in the Bushveld Complex, there is a risk that, without efforts to mechanically reduce heat levels, these operations would need to be suspended due to intense heat within the mine. In anticipation of this risk, we have calculated into our capital and operating expenses the cost of Refrigeration of the affected areas within the mine shafts to be constructed at the Bushveld Complex.

Additionally, the Bushveld Complex contains a number of intrusive and geological disturbance structures such as Dykes and Potholes, and iron replacement ultramafic pegmatites. These features, which are evident on nearly all existing Bushveld mines, pose an as-yet unquantified risk in that the tonnage available for mining may be diluted by the presence of these features, to the order of ten percent. The extent to which these features exist on the property that the Company intends to explore on the Bushveld Complex will not be known until the completion of a bankable feasibility study now underway with an expected completion date of July 2005. In our estimates of the resources and tonnes recoverable from the Bushveld Complex, we have adjusted our projections by 10% to reflect this possible, but unconfirmed, risk factor.

Risks specific to the Leeuwkop 402JQ PGE Project

There is evidence to suggest that a major unconformity, specifically a footwall high zone, runs through the deeper portion of the Leeuwkop lease area. If this feature does exist, it could raise or lower the reef elevation from which PGM ore would be extracted. If the unconformity were to lower the elevation, mining may become impractical due to the increased depth to the ore. We plan to conduct a three-dimensional seismic survey in 2005 to evaluate this feature in order to fully quantify the risk. If this unconformity in the lease area exists, the Company may not be able to penetrate the proposed mine as deeply as required for maximum extraction of the ore believed to be available at the Leeuwkop 402JQ PGE Project.

Risks specific to the Molopo Farms Project

The Republic of Botswana is subject to certain social, economic and legal uncertainty.

While the Republic of Botswana is generally regarded as politically stable, it is not possible to guarantee that political stability will continue. The Republic of Botswana may be subject to political, economic and other uncertainties which are different from those commonly found elsewhere in the world. Although we are not aware of any threatened or likely changes to the political situation in Botswana, future governmental actions concerning the economy or the operation and regulation of exploration and mining activities could have a significant effect on the Company. Possible sovereign risks include changes to the laws of mining leases, tenure of title, royalty, changes in the taxation rate or in current taxation legislation, and changes in the ability to enforce legal rights, all of which could slow the activities of the Company or render those activities uneconomical, or affect the Company’s financial performance or the value of its assets.

The Republic of Botswana has certain rights in the mining licenses for the Molopo Farms Project.

Tau Mining Botswana (Pty) Limited, a wholly-owned subsidiary of the Company, owns prospecting licenses for the Molopo Farms Project which need to be converted into mining licenses prior to the commencement of mining activities at the Molopo site. As a condition of the granting of a mining license, the Government of Botswana has the right to acquire up to 15% of the equity of the entity holding the mining license exercisable at the time of grant of the mining license. If exercised, the Government is required to reimburse the entity holding the mining license. The Government may also appoint directors to the Board of the license holder proportionate to its shareholding.

There are no guarantees that the Molopo Farms Prospect will be economically feasible.

While the geology of the Molopo Farms Igneous Complex is considered prospective for a variety of styles of mineralization, there is no guarantee that the Molopo Farms Prospect contains deposits of minerals that can be mined in an economically feasible manner. The geological conditions, including a thick, non-prospective sand cover, makes exploration difficult and increases the possibility that commercially mineable mineral deposits may not be located without extensive exploration expenditure by the Company.

Investors may be subject to both United States and United Kingdom taxes.

Investors are strongly urged to consult with their tax advisors concerning the consequences of investing in the Company by purchasing ADRs. The Company’s ADRs are traded in the U.S., but the Company is organized under the laws of England and Wales. A U.S. holder of the Company’s ADRs will be treated as the owner of the underlying Ordinary Shares for the purposes of U.S. and U.K. tax laws. Therefore, U.S. federal, state and local tax laws and U.K. tax laws will apply to the ownership of the Company’s ADRs and the underlying Ordinary Shares. Tax laws of other jurisdictions may also apply. For a more detailed discussion of tax issues with respect to the ADRs, see “Item 10 – Additional Information – Taxation”.

The price of the Company’s ADRs may be adversely affected by foreign exchange fluctuations.

Fluctuations in the exchange rate between the British pound sterling and the U.S. dollar could have an adverse effect on the market price of our ADRs. See “Item 3 – Key Information – Selected Financial Data” for a discussion of exchange rates.

Voting rights with respect to the ADRs are limited by the terms of the Deposit Agreement.

ADR holders may exercise voting rights with respect to the Ordinary Shares represented by ADRs only in accordance with the provisions of the Deposit Agreement (as defined in “Item 12 – Description of Securities Other Than Equity Securities – American Depositary Shares”) relating to the ADRs. There are no provisions under English law or under the Company’s Memorandum and Articles of Association that limit ADR holders’ ability to exercise their voting rights through the Depositary (as defined in “Item 12 – Description of Securities Other Than Equity Securities – American Depositary Shares”) with respect to the underlying Ordinary Shares. However, there are practical limitations upon the ability of ADR holders to exercise their voting rights due to the additional procedural steps involved in communication with such holders. For example, the Company’s Memorandum and Articles of Association require the Company to notify its shareholders at least 21 days in writing (and, in any other case, at least fourteen days) in advance of annual or other general meeting. The Company’s ordinary shareholders will receive notice directly from the Company and will be able to exercise their voting rights by either attending the meeting in person or voting in proxy.

ADR holders, by comparison, will not receive notice directly from the Company. Rather, in accordance with the Deposit Agreement, the Company will provide the notice to the Depositary, and the Depositary, if we request in writing, will in turn, as soon as practicable thereafter, mail to ADR holders:

-	the notice of such meeting;
-	voting instruction forms; and
-	a statement as to the manner in which instructions may be given by ADR holders.

To exercise their voting rights, ADR holders must then instruct the Depositary how to vote their shares. Because of this extra procedural step involving the Depositary, the process for exercising voting rights will take longer for ADR holders than for holders of Ordinary Shares. ADRs for which the Depositary does not receive timely voting instructions will not be voted at any meeting. ADR holders are only able to exercise voting rights through the Depositary as described in this registration statement.

Limitations Relating to Dividends and Other Distribution Rights of ADR Holders.

ADR holders are entitled to receive dividends and cash distribution paid by the Company in proportion to the number of Ordinary Shares their ADRs represent. The Depositary will convert cash dividends and other cash distributions into U.S. dollars for distribution to ADR holders, to the extent such cash dividends and distributions are declared in British pounds sterling. Periodically, the Depositary may be unable to convert the foreign currency into U.S. dollars, in which case the Deposit Agreement permits the Depositary, among other things, to hold on to such foreign currency it cannot convert for the account of ADR holders who have not been paid. Consequently, ADR holders may be delayed in receiving their dividend payments and other cash distributions. Additionally, if the exchange rate fluctuates during the time when the Depositary cannot convert the foreign currency, ADR holders may lose some or all of the value of the distribution or, alternatively, may receive a greater U.S. dollar amount than would have been received had the conversion been effected at exchange rates prevailing during that period.

The Company may, from time to time, distribute rights to its shareholders, including rights to acquire securities under the Deposit Agreement relating to ADRs. The Depositary will not offer rights to ADR holders unless both the rights and securities to which such rights relate are either exempt from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or are registered under the Securities Act. However, the Company is under no obligation to file a registration statement with respect to such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. Accordingly, ADR holders may be unable to participate in rights offerings by the Company and may experience dilution of their holdings as a result.

ADR holders’ rights will be governed by English law and differ from the rights of shareholders under U.S. law.

The Company is a public limited company incorporated under the laws of England and Wales. The rights of shareholders, including holders who hold their shares in the form of ADRs, are, therefore, governed by English law and by the Company’s Memorandum and Articles of Association. These rights differ from typical rights of shareholders in U.S. corporations. In particular, a majority of the Company’s directors and executive officers and the experts named in this registration statement are residents of countries other than the U.S. Further, all or a substantial portion of their assets and the Company’s assets are located outside the U.S. As a result, it may not be possible for ADR holders to:

-	effect service of process within the U.S. upon a majority of the Company’s director’s executive officers and the experts named in this registration statement or on the Company; or
-

enforce in the U.S. courts, or outside the U.S., judgments obtained in the U.S. courts against a majority of the Company’s directors, executive officers and experts named in this registration statement or the Company in any action, including actions under the civil liability provisions of U.S. securities laws; or

-

enforce in the U.S., court judgments obtained in courts situated in jurisdictions outside the U.S. against a majority of the Company’s directors, executive officers and the experts named in this registration statement or against the Company in any action, including actions under the civil liability provisions of U.S. securities laws.

ADR holders also may have difficulties enforcing, in original actions brought in courts in jurisdictions located outside the U.S., liabilities under the U.S. securities laws.

Item 4.	Information on the Company
A.	History and Development of the Company

The Company’s legal and commercial name is Southern African Resources plc. The Company was incorporated on April 23, 2002 as a general commercial company situated in England and Wales with an indefinite corporate duration.

The Company was organized under the laws of England and Wales and exists as a public company limited by shares pursuant to registration of its Memorandum and Articles of Association under the Companies Act 1985, as amended (the “Act”), with the Registrar of Companies in England and Wales under Registered Number 4422435 and has received a certificate to conduct business under that Act.

The Company’s registered office is in England and its principal place of business is located at 27 St. James’s Street, London SW1A 1HA, England, +44 (207) 389-0500. In the United States, the Company’s agent for service of process is SALANS, 620 Fifth Avenue, New York, New York 10020.

The Company’s Ordinary Shares and warrants are listed under the symbol GB: “SFU” on AIM in London.

The Company, which first listed its shares on AIM in May 2002, is a mineral exploration, investment and development company. Its strategy is (i) to upgrade the status of its large PGM resource base on the western limb of the Bushveld Igneous Complex in South Africa via an aggressive drilling and evaluation program; (ii) to complete a commercially feasible study for a first-phase development of a 300,000 ounce 4E mine on the Leeuwkop property; (iii) to move the Company to the next stage by developing and constructing its first mine; and (iv) to acquire and explore new PGM prospects in Southern Africa.

The Company aims to identify and acquire businesses, companies, or projects in the natural resources sector with a particular emphasis on developing institutional quality Platinum Group Metal. These projects can be in the exploration phase or more likely in a later stage of development.

To date, the Company has a confirmatory drilling program and pre-feasibility study underway on its Leeuwkop property on the Bushveld Complex in South Africa, and is prospecting on the Molopo Farms Complex in Botswana.

The farm Leeuwkop 402 JQ is located in the Brits District of the North West Province of South Africa. The mineral rights to this property were held in trust by the State for the Bakwena Ba Magopa Tribe (“Bakwena”). Biz Afrika 1673 (Proprietary) Limited, a company incorporated in South Africa to conduct business as a mining company (“Biz Afrika”), entered into a “Notarial Prospecting Contract” with the Bakwena in 2002. Between May 23, 2002 and May 30, 2003, we acquired 100% of Biz Afrika through the purchase of its ordinary shares.

Based on the consent of the mineral rights owner, a prospecting permit was issued by the Department of Minerals and Energy (“DME”) to Biz Afrika under the terms of the Minerals Act, Act 50 of 1991, on July 2, 2003. This consent was valid for a period of one year ending on July 1, 2004.

On the 25th of November 2003, the Bakwena and Biz Afrika signed an amended “Notarial Prospecting Contract”. The Minister of Land Affairs, as trustee for Bakwena, endorsed this agreement and the prospecting contract was executed and registered under notarial seal. The amended “Notarial Prospecting Contract” did not affect the prospecting permit issued pursuant to the first contract.

The Minerals Act, Act 50 of 1991 was repealed on May 1, 2004, and replaced with the Minerals and Petroleum Resources Development Act, Act No 28 of 2002 (“MPRDA”), which became effective on May 1, 2004. Under the terms of the MPRDA, the permit issued to Biz Afrika was classified as an “Old Order Prospecting Right” and it was necessary to have this permit converted to a “New Order Prospecting Right” before the permit lapsed on 1st July 2004.

The Company met the requirements for the conversion process and applied for a “New Order Prospecting Right” on June 21, 2004, under reference number J/2004/06/21/001. Our application remained pending as of the date of this registration statement. Upon the issue of a “New Order Prospecting Right” by the Department of Minerals and Energy, the “Old Order Prospecting Right” will cease to exist. However, having applied for a “New Order Prospecting Right”, Biz Afrika can continue with its prospecting program under the “Old Order Prospecting Right” permit until it receives the “New Order Prospecting Right” permit.

Once the “New Order Prospecting Right” is issued, the existing “Notarial Prospecting Contract” with the Bakwena ceases to be valid. New contracts and arrangements have been drawn up to accommodate the Bakwena as joint venture partners.

On April 17, 2004, the Bakwena tribe agreed to include the farms Wolwekraal 407JQ and Kareeport 407JQ in the 4,600 hectare Leeuwkop 402JQ prospecting contract, adding a further 460 hectares and 605 hectares. The Wolwekraal 408 and Kareepoort 407 JQ properties are adjacent to the Leeuwkop property. The consent of the Minister of Land Affairs, which consent is a pre-requisite to the expansion of the contract’s coverage, is expected within three months from the date of this registration statement.

The Company applied to the State as the mineral rights owner for prospecting rights to various portions of the farm Hartebeespoort B 410 JQ divided into two areas (which we refer to as Imbasa West and Imbasa East) totaling 1,673.1539 hectares. The property is adjacent to Leeuwkop, Wolwekraal and Kareepoort. This consent was granted on April 23, 2004, and based on this consent, a prospecting permit was issued over this ground on April 29, 2004.

Additional State land was identified on the farm Hartebeespoort B 410 JQ measuring 2 700 hectares adjacent to Imbasa. The Company referred to the property as “Inkosi” on its application for a prospecting permit submitted to the DME on September 30, 2004. The DME accepted the application for review and, as of the date of this registration statement, its authorization is pending.

The Company retained international mining consultancy Snowden Group in 2003 for an initial scoping study using the results from an earlier exploration and drilling program it had developed for the Company in 2003, as well as from decades worth of information publicly available in the geology of the Bushveld Igneous Complex. The Company paid Snowden Group U.S.$7,142 for its study, the results of which, issued under a report dated April 2003, indicated a stand-alone PGM mine was potentially commercially feasible.

Snowden Group was then appointed on October 27, 2003, by the Company for fees of South African Rand 19.8 million (approximately U.S.$2.8 million) to manage a confirmatory drilling program in the Leeuwkop prospecting area with the objective of upgrading the portion of known resources there to a measured category. The drilling program had begun by year-end 2003 with a total of 7,261.60 meters having been drilled and results which improve upon the initial scoping study.

On February 10, 2004, the Company acquired 52.4% of issued and outstanding ordinary share capital of Tau Mining Limited for cash consideration of £1,972,844 financed by the issue of 45 million Ordinary Shares resulting in proceeds of £2,050,000. Tau Mining Limited owns the exploration rights over the

Molopo Farms Igneous Complex, a layered intrusion in Botswana with similar geological characteristics to the PGM rich Bushveld Igneous Complex in South Africa. On July 6, 2004, the Company made an offer to acquire the remaining 47.57% interest in its subsidiary undertaking, Tau Mining Limited for one Ordinary Share for every two Tau Mining Limited shares. On September 10, 2004, the Company acquired the remaining 21.55 million minority interest in Tau Mining Limited through the issue of 10.775 million Ordinary Shares. The acquisition of Tau Mining Limited included the indirect acquisition of Tau Mining Botswana (Proprietary) Limited, the wholly-owned subsidiary of Tau Mining Limited, incorporated and conducting business in Botswana as a mining company. Tau Mining Botswana (Proprietary) Limited is currently exploring the Molopo Farms Igneous Complex.

To fund its acquisition, expansion and drilling projects, the Company has raised over £23 million in the last 18 months, including a share placing on September 16, 2004 of 55,271,444 shares at £0.30 to raise a net £15.5 million.

We have not been involved in any discussion regarding, nor have there been indications of, public takeover offers in respect of the Company’s shares.

B.	Business Overview

General

The Company’s sole business is resource property acquisition, development and exploration for minerals. The Company is in the process of exploring its resource properties to determine whether they contain ore reserves that are economically feasible to recover. If results of its explorations are positive, the Company intends to initiate and undertake its own mining operations. Once these minerals are recovered, the Company will produce a concentrate containing precious and base metals. The mining method and processing to concentrate ore are not subject to any patent or proprietary processes. The design of the milling and flotation process to produce the concentrate will be provided by the consultants retained for such purposes. It is likely that the ore concentrate will be sold to a major PGM producer via an off-take agreement. As a result, the Company will not be directly involved in the marketing of any metal products. PGM is a commodity traded internationally on the London Metal Exchange and the New York Mercantile Exchange (COMEX).

The mineral exploration business is highly competitive. Many mining and exploration companies are much larger and have greater resources than the Company to compete in the search for and acquisition of mineral properties. For example, the Company has obtained significant exploration rights in South Africa represented by the Leeuwkop, Wolwekraal, Kareepoort, Imbasa West and Imbasa East properties on the western limb of the Bushveld Complex. However, these properties are adjacent to stakes held by competitor mining companies. Lonmin plc Eastern Platinum Mines, Western Platinum Mines and the Pandora PGM project, a joint venture between Lonmin and Anglo American Platinum Corporation Limited, all are exploring adjacent properties hosting the same ore bodies. There is no assurance that the Company will be successful in extracting PGM from its properties or achieve the same results as its competitors in these areas.

The principal resources required by the Company will be electrical power, diesel fuel, water, chemical reagents, mining equipment, engineering services, semi-skilled and skilled mining and processing personnel. The extensive and highly developed mining industry in South Africa and Botswana makes likely the continued availability of these resources to the Company.

Mineral exploration in southern Africa, the geographical area in which the Company’s activities are focused, is subject to government regulation in the area of mineral rights, exploration, mining and environmental protection. Mining plans and operations are generally subject to staged permitting requirements that can be time consuming. We currently have activities only in South Africa and Botswana but we review opportunities in neighboring states from time to time.

In addition, the South African Government requires indigenous people to own up to 26% of all mining operations in terms of its Black Economic Empowerment (“BEE”) regulations. The Company has identified BEE participants for all of its exploration projects in South Africa. The Government of Botswana does not have a similar requirement.

C.	Organizational Structure

The Company was established in April 2002 and has no predecessor. Through its mineral resource company acquisition program, the Company now has wholly-owned subsidiaries in South Africa and in Botswana.

D.	Property, Plant and Equipment

The Company is an extractive enterprise. The following is a Mineral Rights Status Report prepared by the Company describing its principal projects.

MINERAL RIGHTS STATUS REPORT

1.	FARM LEEUWKOP 402 JQ

BIZ AFRIKA 1673 (PROPRIETARY) LIMITED

The farm Leeuwkop 402 JQ is located in the Brits District of the North West Province of South Africa.

The mineral rights to this property were held in trust by the State for the Bakwena Ba Magopa Tribe (“Bakwena”). Biz Afrika 1673 (Proprietary) Limited (“Biz Afrika”) entered into a “Notarial Prospecting Contract” with the Bakwena in 2002.

Based on the consent of the mineral rights owner, a prospecting permit was issued by the Department of Minerals and Energy (“DME”) to Biz Afrika in terms of the Minerals Act, Act 50 of 1991, on 2nd July 2003. This consent was valid for a period of one year ending on 1st July 2004.

On The 25th of November 2003, the Bakwena and Biz Afrika signed an amended “Notarial Prospecting Contract”. The Minister of Land Affairs, as trustee for the Tribe, endorsed this agreement, and the prospecting contract was notarially executed and registered. The amended “Notarial Prospecting Contract” did not affect the prospecting permit issued pursuant to the first contract.

The Minerals Act, Act 50 of 1991 was repealed on 1st May 2004 and replaced with the Minerals and Petroleum Resources Development Act, Act No 28 of 2002 (“MPRDA”), which became effective on 1st May 2004. In terms of the MPRDA the permit issued to Biz Afrika was classified as an “Old Order Prospecting Right”, and it was necessary to convert this permit to a “New Order Prospecting Right” before the permit lapsed on 1st July 2004.

The requirements for the conversion process were met, and an application for a “New Order Prospecting Right” was submitted on 21st June 2004. The reference number for this application is

J/2004/06/21/001. Upon the issue of a “New Order Prospecting Right” by the Department of Minerals and Energy, the “Old Order Prospecting Right” will cease to exist. However, having applied for a “New Order Prospecting Right”, Biz Afrika can continue with its prospecting program under the “Old Order Prospecting Right” permit until it receives the “New Order Prospecting Right” permit.

Once the “New Order Prospecting Right” is issued, the existing “Notarial Prospecting Contract” with the Bakwena ceases to be valid and new contracts and arrangements have been drawn up to accommodate the Bakwena as joint venture partners. In preparation for this event, Deneys Reitz Attorneys have drafted new legal documents to cater for the fact that Biz Afrika will hold “New Order Prospecting Rights” from the State and the company will need to formalise the arrangements with the Bakwena on how the joint venture partnership will be structured to exploit the Platinum Group Metals (PGMs) on the property. Diagram 1 attached summarizes the proposed arrangement to be negotiated with the Bakwena.

SAR

Biz Afrika

Bakwena

Micawber

PROSPECTING

RIGHTS

MINING

RIGHTS

Mining Lease

Joint Venture

Proposed Leeuwkop

Mine

74/50%

100%

Southern African Resources plc

Suggested structure for joint venture
with Bakwena to develop the Leeuwkop
mineral rights

100%

100%

74/50%

26/50%

26/50%

Diagram 1

BEE Participant - Bakwena Ba Magopa Tribe

Special Purpose Vehicle Company to hold
prospecting & mining rights: -

Micawber XXX (Proprietary) Limited

The new legal documents consist of the following:

•	Shareholders Agreement
•	Joint Venture Agreement
•	Lease of Mining Rights

•         Prospecting Contract

2.	WOLWEKRAAL 408 JQ AND KAREEPOORT 407 JQ

BIZ AFRIKA 1673 (PROPRIETARY) LIMITED

These two properties are adjacent to the Leeuwkop property and also belong to the Bakwena Ba Magopa Tribe. The consent of the tribe has been obtained to prospect on these two farms, but this consent remains to be endorsed by the Minister of Land Affairs.

Upon endorsement of this consent, application will be made to the DME to amend the existing “Old Order Prospecting Right” permit granted to Biz Afrika to include these two farms, or to the “New Order Prospecting Right” permit, if conversion has taken place by then.

The EMP for these two properties has been prepared in order to comply with the Minerals Act, but will need to be amended to meet the new requirements of the MPRDA. Once amended, it will be submitted.

When the Minister of Lands approval of the Bakwena Tribe’s consent to incorporate these two properties into the Leeuwkop area has been received, they will be included in the agreements listed in (A) above.

3.	HARTEBEESPOORT B 410 JQ

IMBASA PLATINUM HOLDINGS (PROPRIETARY) LIMITED

The State is the mineral rights owner to various portions of the farm Hartebeespoort B 410 JQ divided into two areas, referred to by SAR as Imbasa West and Imbasa East, totalling 1673.1539 hectares. Application was made for Ministerial consent to prospect on this ground in 2003. This consent was granted to Imbasa Platinum Holdings (Proprietary) Limited (Imbasa) in the form of a Notarial Prospecting Contract executed on the April 23, 2004, and based on this consent a prospecting permit was issued over this ground on April 29, 2004.

Due to the fact that no prospecting had taken place immediately before the MPRDA became effective, this right may be regarded as an “Unused Old Order Prospecting Right”, and will remain valid for one year ending on April 30, 2005. It will therefore be necessary to convert this right to a “New Order Prospecting Right” before this date.

Imbasa has an existing 60:40 BEE Heads of Agreement with two empowerment groups, Fumi Gqiba (“Gqiba”) and Jama Natural Resources (Proprietary) Limited (“Jama”), whereby Imbasa is required to spend R10 million on exploration, after which the BEE groups are required to provide 40% of all future exploration costs. Should the BEE groups not provide their share of the future exploration funding, they will dilute to 26%.

As these two areas are regarded as “Unused Old Order Prospecting Rights”, on application for “New Order Prospecting Rights” there is likely to be a requirement for the relationship with the BEE group to be on a 49:51 basis. The regulations are not clear on what happens if the BEE group cannot meet its share of the cost of exploration, but it is believed that dilution to 74:26 will be permitted as projects could otherwise be stalled due to lack of finance.

Imbasa West and Imbasa East mineral rights are held by the state and so the conversion from Old Order to New Order rights will not change the ownership of the mineral rights and so the existing prospecting consent granted to Imbasa by the State remains valid until after conversion to a “New Order Prospecting Right”.

If a similar corporate structure to Leeuwkop is adopted, the same legal documents will be required. Deneys Reitz has been instructed to prepare a draft shareholders agreement for review by the legal representatives of Gqiba and Jama.

Diagram 2 attached, summarizes the ownership and operational structure for the Imbasa areas, as currently constituted.

DIAGRAM 2

SAR

Fumi
Gqiba

Imbasa

Jama

PROSPECTING
RIGHTS

MINING
RIGHTS

Note:   Mining operations may be conducted through Imbasa,

                  or via a structure similar to the one proposed for Leeuwkop.

60%

20%

20%

100%

BEE participants: Fumi Gqiba and Jama Natural Resources (Proprietary) Limited

4.	HARTEBEESPOORT B 410 JQ

INKOSI MINING (PROPRIETARY) LIMITED

Additional land located between the two blocks described above has been identified as State owned ground, and the original application for this ground was made in the name of Imbasa Platinum Holdings (Proprietary) Limited (“Imbasa”). The application was submitted to the DME on March 6, 2003, and has reference number RDNW (KL) 5/2/2/4895.

A letter from the DME dated August 27, 2004 indicated that Barplats had applied for some portions, which overlapped with those in the application submitted by Imbasa. At a meeting with the DME, SAR was advised that the Barplats application would not succeed and that this ground should be included in a revised SAR application. In the interim, additional State land was identified, and included in the application.

The BEE participants in the Inkosi area differ to the BEE participants in the Imbasa West and East areas and so it is not appropriate that Imbasa apply for the prospecting rights. Inkosi Mining (Proprietary) Limited (“Inkosi”) has been formed to apply for the prospecting rights. Pfula Investments (Proprietary) Limited (“Pfula”) and the Imbasa Trust will hold the BEE interests in this project.

A new application in the name of Inkosi Mining was submitted on September 30, 2004. This application replaced the previous application made by Imbasa and measures approximately 2,700 hectares. It has reference number 2002/029845/07 and remains to be accepted.

A shareholders agreement between SAR, Pfula, the Trust, and Inkosi has been signed and the revised prospecting application submitted to the DME.

Diagram 3 summaries the position on the Inkosi ground.

DIAGRAM 3

SAR

Prospecting

Rights

Imbasa

Trust

Pfula

Inkosi

Mining

Rights

Note:     Mining operations may be conducted through Inkosi, or via a structure similar to the one proposed for Leeuwkop.

49%

30%

21%

100%

BEE participants: Imbasa Trust and Pfula Investments (Proprietary) Limited

END OF MINERAL RIGHTS STATUS REPORT

Item 5.	Operating and Financial Review and Prospects
A.	Operating Results.

The following discussion of the Company’s operations and financial condition describes financial data prepared using U.K. GAAP. The differences between U.S. GAAP and U.K. GAAP are shown in the charts in Item 3 on page 6 above. Significant accounting policies applied in preparing the Company’s financial statements are set out in The Independent Auditor’s Report to the Members of Southern African Resources Plc, dated 23 September 2004, in the accompanying audited financial statements.

We are an exploration and development company focusing on Platinum Group Elements (“PGE”). We hold the exploration rights to the Leeuwkop Project on South Africa’s Bushveld Igneous Complex, the world’s most prolific platinum district. The Company has also secured 100% ownership of The Molopo Farms Prospect comprising ten granted Prospecting Licences covering an area of approximately 6,185 square kilometers. This has similar geological characteristics to the PGM-rich Bushveld Igneous Complex in South Africa.

At this stage, we are not currently producing any revenues as we are investing both time and cash resources into the Company to bring our flagship Leeuwkop property to bankable feasibility, to conduct further exploration, and to acquire additional mineral prospecting rights. As a result, the Company incurred an operating loss of £1,042,287 for the period to September 30, 2004.

In September 2004, we raised net proceeds of British pounds sterling 5.5 million through a share placing on the AIM market in London. At the end of January 2005, the Company had cash resources held in British pounds sterling and Australian dollars aggregating an equivalent of £18.2 million.

Our strong cash position provides us with the financial capability to complete, by third quarter 2005, the bankable feasibility study on our first PGM mine project on the Leeuwkop 402JQ Prospect. Our cash resources will also enable us to finance confirmatory drilling on all our land holdings in the greater Leeuwkop area as well as on the Molopo Farms Prospect. Furthermore, the Company’s capital markets funding has provided us with an excellent institutional investor base capable of supporting the development of the Company into a major PGM company.

The Company’s operating expenses in South Africa are paid out in South African rand. Thus, the British pound sterling exchange rate against the South African rand can have an impact on the Company’s results. In Botswana, our operating expenses are incurred in Botswana pula, however, our exploration costs in Botswana are small compared with the exploration costs in South Africa and we do not expect them to have a significant impact on the Company’s financials.

The South African rand (“R” or “Rand”) has strengthened against all the major currencies in recent years, from a low of R14 to the U.S. dollar, to a current exchange rate of approximately R6 to the dollar. To the extent that local capital costs are paid in Rands, the effect of the strengthening currency has been to increase the capital cost of projects.

The commodity prices of the metals that the Company will produce once mining operations commence are all quoted in U.S. dollars. A stronger Rand might occur and would mean that the revenues received in South Africa, which are used to cover local costs, would be reduced.

To the extent that the Rand may depreciate in value in future, the capital cost of the project could reduce and the future revenues increase.

The stronger Rand has had limited impact on the Company’s exploration costs in South Africa as the charges are in Rand and the exchange rate has been reasonably stable during the period of the contract.

None of governmental, economic, fiscal, monetary, or political policies have affected our operations to date. Changes in South African Exchange Control Regulations affecting the level of dividends payable by South African subsidiaries to overseas parent companies and amendments to the level of royalties payable abroad could have a negative impact on foreign investors as we are incorporated in England and are thus a foreign company in South Africa.

B.	Liquidity and Capital Resources

SAR has recently raised U.S.$33 million through the placement of new shares on the AIM market in London and currently has financial resources of approximately U.S.$28 million on deposit. Funds on hand are expected to be sufficient to cover the cost of all the planned exploration programs, overheads, the feasibility study currently underway, and are expected to be sufficient to fund the Company until the capital raising for mine development.

Our only source of revenue is interest on our funds on deposit. The Company does not have any borrowings, other than normal trade credit outstanding at each month end.

The Company has no capital expenditure commitments.

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

Not applicable.

E.	Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements. The Company does no trading in financial instruments and holds only cash and trade credits that result directly from its operations as financial instruments.

F.	Tabular Disclosure of Contractual Obligations

	Contract name	Parties to the contract	Date	Value Rand	Paid to Jan 2005

a	“Leeuwkop 1”	Southern African Resources Plc and	27 Oct.’03	19,800,556
		Snowden Mining Industry Consultants (Pty) Ltd.

b	“Leeuwkop 1 variation”	As above	16 April’04	6,287,790

			Total of a&b	26,088,346	23,947,784

c	“Leeuwkop 2”	Biz Afrika 1673 (Pty) Ltd. and	18 Oct.’04	31,372,647	4,485,998
		Snowden Mining Industry Consultants (Pty) Ltd.

d	“Imbasa”	Imbasa Platinum (Pty) Ltd.	18 Oct.’04	8,835,151	2,190,220
		Snowden Mining Industry Consultants (Pty) Ltd.

			Total above	66,296,144	30,624,002

e	Biz-prospecting permit	Biz Afrika 1673 (Pty) Ltd. and
		The Bakwena Ba-Ga-Mogopa Tribe	6 Nov.’03

f	Imbasa prospecting permit	Southern African Resources Plc. and	24 Feb’03
Fumi Gqiba and
Jama Natural Resources (Pty) Ltd. and
Imbasa Platinum (Pty) Ltd.

	Payments due by period
	Rand Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Contractual Obligations (listed in the chart above)	30,624,002	30,624,002	0	0	0
Long-Term Debt Obligations	0	0	0	0	0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	0	0	0	0	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	0	0	0	0	0

Item 6.	Directors, Senior Management and Employees
A.	Directors and Senior Management

Name	Age	Position
Charles Louis Frederick Godfrey Hansard	55	Chairman of the Board and Non-Executive Director
Roy Aubrey Pitchford	54	Chief Executive Officer and Director
Philippe Henri Edmonds	53	Non-Executive Director
Andrew Stewart Groves	37	Non-Executive Director
Roy Pascoe Lander	68	Non-Executive Director
Brian Michael Moritz	68	Non-Executive Director
John Gabriel Smithies	60	Non-Executive Director
Dennis Mark Bristow	46	Non-Executive Director
Charles Marcus Wickham Prentice	49	Chief Financial Officer
David Russell Stuart Reeves	36	Projects Team
Russell John Lamming	35	Projects Team

Charles Hansard became Chairman and Director of the Company on December 17, 2004. Mr. Hansard also holds current directorships with Moore Global Investments Limited, Apex Silver Mines Limited and Deutsche Global Liquidity PLC.

Philippe Edmonds, founder and former Chairman of the Company, now serves as a non-executive director and is Chairman of Capricorn Resources Plc, Central African Gold Plc and Central African Mining and Exploration Company Plc. Mr. Edmonds also holds current directorships with Central African Tantalum Limited, a wholly owned subsidiary of Central African Mining and Exploration Company plc, Edmonds Brothers (Contractors) Limited and Sweetridge Limited. Capricorn Resources Plc is a cash shell company listed on AIM which was established to try and identify and acquire projects in the natural resources sector, with particular emphasis on high value metals and minerals. These projects are likely to be based in the belt of countries in Southern Africa north of the Tropic of Capricorn, in particular in the Republic of Zambia, the Republic of Angola, the Republic of Mozambique or the Democratic Republic of the Congo. Central African Gold is a cash shell company listed on AIM and which was established to try and identify and acquire projects in the natural resources sector with particular emphasis on gold projects and projects involving other precious metals predominantly within Central and Southern Africa. Central African Mining & Exploration Company plc is an investment company listed on AIM which holds interests in mining exploration companies in the Democratic Republic of Congo, Namibia, South Africa, Zimbabwe and Mozambique. In February 2005, he became a director of White Nile Limited, a Guernsey company limited by shares, which was listed on the AIM in February 2005, and which had its shares suspended from trading at the date of this registration statement.

Roy Pitchford is the Chief Executive Officer and a Director of the Company. He has served as the Chief Executive Officer and a director of the Company since April 1, 2004. Prior to April 1, 2004, he served as Chief Executive Officer of Zimbabwe Platinum Mines Limited from 2000 to 2004, as Chief Executive Officer of Press Corporation Limited from 1997 to 2000, as Chief Executive Officer of Delta Gold Zimbabwe (Private) Limited from 1994 to 1997, and as Chief Executive Officer of Cluff Resources Zimbabwe Limited from 1990 to 1994.

Andrew Groves has served as one of the Company’s executive directors since its inception and assumed a non-executive director role since the Company’s annual meeting on December 17, 2004. Andrew Groves is also a director of Capricorn Resources Plc, Central African Gold Plc, Central African Mining and Exploration Company Plc, Central African Tantalum Limited, a wholly owned subsidiary of Central African Mining and Exploration Company Plc, Ocelot Investments LLC, Holtwood Properties Limited, Jaguar Property Investments Limited and Zambezi Investments Limited. Capricorn Resources Plc is a cash shell company listed on AIM which was established to try and identify and acquire projects in the natural resources sector, with particular emphasis on high value metals and minerals. These projects are likely to be based in the belt of countries in Southern Africa north of the Tropic of Capricorn, in particular in the Republic of Zambia, the Republic of Angola, the Republic of Mozambique or the Democratic Republic of the Congo. Central African Gold is a cash shell company listed on AIM which was established to try and identify and acquire projects in the natural resources sector, with particular emphasis on gold projects and projects involving other precious metals predominantly within Central and Southern Africa. Central African Mining & Exploration Company plc is an investment company listed on AIM which holds interests in mining exploration companies in the Democratic Republic of Congo, Namibia, South Africa, Zimbabwe and Mozambique. In February 2005, he became a director of White Nile Limited, a Guernsey company limited by shares, which was listed on the AIM in February 2005, and which had its shares suspended from trading at the date of this registration statement.

Roy Lander has served as one of our directors since October 4, 2004. Mr. Lander has an exceptional wealth of experience in the mining and natural resources sectors of southern Africa. In addition to his appointment to the main board of Anglo American plc in 1989, Mr. Lander held the position of Chairman and Chief Executive Officer of Anglo American Corporation Zimbabwe Ltd, thereby becoming Chairman of a number of companies involved in mining (including the production of ferro-chrome, nickel and gold) as well as other entities involved with food production and the banking sectors. Acting for Anglo American plc, he became a director of Zambia Consolidated Copper Mines prior to its privatization.

Brian Moritz has served as one of our directors since May 16, 2002. He was re-elected to the Board on December 17, 2004. Mr. Moritz is also a director of Metals Bulletin Plc, Dimension Resources Limited, Namibian Resources Plc, Green Power Generation Limited, Green Power Rights Limited, Navigator Holdings Plc, Navigatorltd Limited, MSP Secretaries Limited, and Grant Thornton where he is a partner. In February 2005, he became a director of White Nile Limited, a Guernsey company limited by shares, which was listed on the AIM in February 2005, and which had its shares suspended from trading at the date of this registration statement.

John Smithies has served as one of our directors since August 31, 2004. Mr. Smithies was former Chief Executive Officer of Impala Platinum Holdings Limited from September 2000 to July 2001.

Mark Bristow has served as one of our directors since November 23, 2004. Since October 1995, he has served as Chief Executive Officer of Randgold Resources Limited.

David Reeves is our Project Manager. He holds a First Class Honors degree in Mining Engineering from the University of New South Wales, a Graduate Diploma in Applied Finance and Investment from The Securities Institute of Australia, and a Western Australian First Class Mine Managers Certificate of Competency. Formerly General Manger Projects and General Manger Mining at Zimbabwe Platinum Mines Limited, David Reeves was responsible for the bankable feasibility study on the Ngezi Platinum Mine (opencast), the Ngezi to Selous haulage highway and the re-commissioning of the Selous Metallurgical Complex, and managed the pre-feasibility study for the Ngezi Platinum Mine (underground) operation and the associated trial mining. He also managed the construction and commissioning of the Ngezi Platinum Mine and the Ngezi to Selous highway, assisted in the re-commissioning of the Selous Metallurgical Complex, and managed operations at the Ngezi Platinum Mine.

Russell Lamming is our Project Geologist. He holds an Honors degree in Geology from the University of the Witwatersrand and a Bachelor of Commerce in Economics from the University of Natal. He is a member of the Australian Institute of Mining and Metallurgy, and a registered professional natural scientist with the SA Council for Natural Scientific Professions. Russell has a broad range of experience including operational experience, a Director of Venmyn Rand (Pty) Ltd and a precious metals resource analyst at Deutsche Securities. As a mining consultant Russell's experience includes the calculation of Mineral Resources and Reserves in Independent Technical and Valuation Competent Persons Reports, the valuation and strategic analysis of mineral projects, technical due diligences on resource projects, and bankable feasibility studies. He worked closely on a number of projects at Zimplats with both Roy Pitchford and David Reeves.

Charles Prentice is our Chief Financial Officer and is a Chartered Accountant and Chartered Management Accountant, holding an MBA from Strathclyde University, B.Com from University of South Africa and B.Com from Rhodes University. He was formerly Finance Director of listed conglomerate Press Corporation Limited and three other major internationally listed companies and recently provided financial advice and assistance to Lesotho Diamond Corporation’s preparation to list on the London Stock Exchange AIM board.

None of the directors or executive officer has any family relationship with any other director or with any executive officer.

B.	Compensation

The following is a description of all compensation and benefits paid or granted in kind to the Company’s directors and members of its administrative, supervisory and management bodies during the fiscal year ended March 31, 2004 for services in all capacities to the Company.

Name and Principal Position	Year	Salary (£)	Bonus (£)	Securities Underlying Options	All Other Compen- sation (£)

Charles Hansard Chairman of the Board and Non-Executive Director	2004 2003 2002	0 0 0	— —	—	— — —
Roy Pitchford Chief Executive Officer and Director	2004 2003 2002	0 0 0	— —	10,000,000(1) —	— — —
Philippe Edmonds Non-Executive Director	2004 2003 2002	115,000 20,000 0	— —	2,500,000(1) 2,000,000(2) —	— — —
Andrew Groves Non-Executive Director	2004 2003 2002	115,000 19,000 0	— — —	2,500,000(1) 10,000,000(2)	— — —
Roy Lander Non-Executive Director	2004 2003 2002	0 0 0	— — —	—	— — —
Brian Moritz Non-Executive Director	2004 2003 2002	0 0 0	— — —	1,000,000(2)	— — —
John Smithies Non-Executive Director	2004 2003 2002	0 0 0	— — —	—	— — —
Mark Bristow Non-Executive Director	2004 2003 2002	0 0 0	— — —	—	— — —

(1)	Options exercisable at an exercise price of 19p during the Option Exercise Period from January 21, 2004 through January 20, 2009.
(2)	Options exercisable at an exercise price of 3.375p during the Option Exercise Period from March 11, 2003 through March 10, 2008.
C.	Board Practices

The Company’s Articles of Association provide that the Board of Directors must consist of no less than two directors at any time. The Company’s Board of Directors currently consists of eight directors. At each annual general meeting of the Company, one-third of the directors then currently serving on the Board of Directors will retire on a rotating basis taking into account such factors as the tenure of the directors since their last re-election or appointment and retiring directors who do not wish to offer themselves up for re-election. A retiring director is eligible for re-election at the same annual general meeting in which such director retired.

At the Company’s 2004 annual general meeting (“AGM”) held on December 17, 2004, each of Roy Pitchford, Charles Hansard, John Smithies, Roy Lander, Brian Moritz and Mark Bristow retired and were subsequently re-elected to the Company’s Board of Directors. The appointment of any director after an AGM must be ratified at the next following AGM. One third of all directors are required to stand for re-election at each AGM.

The Company has service contracts outstanding with two of its directors: Philippe Edmonds and Andrew Groves. Their service contracts provide for a salary of £100,000 per annum each, but also provide that until such time as the Company has undertaken a significant acquisition or investment (which it now has) the Company will pay them salaries of £10,000 per annum each, and will thereafter pay them salaries of such other increased figure, being no less than £24,000 per annum, as the executive directors determine that it can afford to pay. At present Philippe Edmonds and Andrew Groves are paid £115,000 per annum respectively.

On October 26, 2004, the Board of Directors appointed independent directors to the following Board sub-committees with no term limit:

Audit Committee: Roy Lander and Brian Moritz

Remuneration Committee: Charles Hansard and Phillipe Edmonds

Technical Committee: John Smithies and Mark Bristow

The sub-committees currently operate under generally accepted terms of reference expected under good corporate governance guidelines. SAR specific guidelines are to be implemented after consultation with appropriate advisers.

D.	Employees

We have a small professional staff compliment as the main activity of exploration drilling has been contracted out to others. The company currently employs a Chief Executive Officer, Chief Financial Officer, Project Manager, Consultant Geologist and six administrative support employees.

E.	Share Ownership

With respect to the persons referred to above in “B. Compensation” of this item, the following table discloses the number of Ordinary Shares (each share possessing identical voting rights) held and the percentage of Ordinary Shares outstanding held by those persons at February 18, 2005.

Name	Position	Number of Shares	Percent of Shares Outstanding

Charles Hansard	Chairman of the Board and Non-Executive Director	0	—

Roy Pitchford	Chief Executive Officer and Director	0	—

Philippe Edmonds	Non-Executive Director	10,000,000	2.5%

Andrew Groves	Non-Executive Director	6,500,000	1.6%

Roy Lander	Non-Executive Director	0	—

Brian Moritz	Non-Executive Director	1,321,429	0.3%

John Smithies	Non-Executive Director	0	—

Mark Bristow	Non-Executive Director	0	—

Stock Options

The following table discloses the stock options beneficially held by the aforementioned persons, at February 18, 2005. The stock options are for the purchase of our Ordinary Shares.

Name	No. of Shares Subject to Issuance	Exercise Price	Date of Grant	Expiration Date

Andrew Groves	10,000,000	3.375p	March 11, 2003	March 10, 2008
	2,500,000	19p	January 21, 2004	January 20, 2009
Roy Pitchford	10,000,000	19p	January 21, 2004	January 20, 2009
Philippe Edmonds	2,000,000	3.375p	March 11, 2003	March 10, 2008
	2,500,000	19p	January 21, 2004	January 20, 2009
Brian Moritz	1,000,000	3.375p	March 11, 2003	March 10, 2008

Listed Warrants (these are exercisable at 1p each between April 30, 2003 and April 30, 2007 and, like the Company’s shares, are listed for trading on AIM):

•	Phil Edmonds: 16,500,000
•	Brian Moritz: 3,500,000

Unlisted Warrants (for both holders listed below these warrants are exercisable at 30p and were granted on August 31, 2004 with an exercise period running from such date through to August 30, 2009.)

•	Charles Hansard: 3,500,000
•	John Smithies: 3,500,000
•	Roy Lander: 3,500,000
Item 7.	Major Shareholders and Related Party Transactions
A.	Major Shareholders

Name of Beneficial Owner	Amount of Beneficial Ownership of Ordinary Shares

	Number	Percent

CGT Management Ltd	69,800,000	17.7%

Name of Beneficial Owner	Amount of Beneficial Ownership of Ordinary Shares

	Number	Percent

Fidelity Management & Research Company	44,276,000	11.2%
U.S. Global	21,995,000	5.6%
Royce and Associates	14,907,468	3.8%
Philippe Edmonds	10,000,000	2.5%
Bruce Rowan	10,000,000	2.5%
Rubicon Master Fund	16,055,555	4.0%
Tocqueville Gold Fund	11,700,000	3.0%
North Sound Capital LLC	27,200,000	6.9%

On November 10, 2004, Philippe Edmonds, Andrew Groves, and Bruce Rowan agreed in writing to the Company to make no share disposals without the permission of the Company until the earlier of November 11, 2005, or until the share price reaches 100p.

As of February 18, 2005, there were no record holders of our Ordinary Shares in the United States.

To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly. The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company.

B.	Related Party Transactions

There have been no transactions or loans since the beginning of the Company’s existence between the Company and any enterprise that is under common control with the Company, any associate, any individual having significant influence over the Company, any key management personnel of the Company, any directors of the Company or any enterprise controlled by, or in which an individual having significant influence over the Company or any key management person of the Company has a substantial interest and over which such individual or person can exercise significant influence.

C.	Interests of Experts and Counsel

To the knowledge of the Company, no expert or counsel engaged by the Company was employed on a contingent basis, has any shares or has any other material, direct or indirect, economic interest in the Company.

Item 8.	Financial Information
A.	Consolidated Statements and Other Financial Information

Forming a part of this application are audited comparative financial statements that cover the fiscal year ending March 31, 2004, and the period from April 23, 2002, through March 31, 2003, prepared in accordance with U.K. GAAP. There are no legal or arbitration proceedings in process, pending or threatened against the Company.

B.	Significant Changes

Apart from the issuance of 10.775 million Ordinary Shares of the Company on September 10, 2004, to acquire the remaining outstanding shares of Tau Mining Limited, as described above, there have been no significant changes since the date of the March 31, 2004, audited financial statements.

Item 9.	The Offer and Listing
A.	Offer and Listing Details

The Company’s Ordinary Shares are traded under the symbol “SFU” on AIM where the Company has been listed since May 31, 2002.

The following is the price history of the Company’s stock on AIM:

(a) for the two most recent financial years

Last Two Full Fiscal Years	High (£)	Low (£)
April 1, 2003 to March 31, 2004	.3675	.0225
April 23, 2002 to March 31, 2003	.055	.0125

(b) for each financial quarter of the two most recent financial years

Fiscal Year 2003/2004 Quarters	High (£)	Low (£)	Fiscal Year 2002/2003 Quarters	High (£)	Low (£)
January 1 to March 31, 2004	.3675	.155	January 1 to March 31, 2003	.05	.02
October 1 to December 31, 2003	.1675	.0675	October 1 to December 31, 2002	.0275	.015
July 1 to September 30, 2003	.10	.03	July 1 to September 30, 2002	.055	.02
April 1 to June 30, 2003	.0375	.0225	April 23 to June 30, 2002	.03	.0125

(c) for each month for the most recent six months

Most Recent Six Months	High (£)	Low (£)

January, 2005	.3825	.3525
December, 2004	.43	.355
November, 2004	.43	.2675
October, 2004	.355	.29
September, 2004	.3475	.2925
August, 2004	.30	.25

The Company’s Ordinary Shares are not listed on any United States stock exchange. However, the Company plans to make application for such listing on such United States exchange or other public stock quotational facility as the Company's financial counsel may advise.

B.	Plan of Distribution

Not applicable.

C.	Markets

See Item 9. A above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

Item 10.	Additional Information
A.	Share Capital

		Group and Company
		October 4, 2004	March 31, 2004	March 31, 2003
1.	Authorized as of March 31, 2004:	£	£	£
	966,000,000 Ordinary Shares of par value 0.1p each	971,000	966,000	950,000
	34,000,000 B ordinary Shares of par value 0.1p each*	29,000	34,000	50,000
		1,000,000	1,000,000	1,000,000
	Allotted, issued and fully paid as of March 31, 2004:
	235,787,500 Ordinary Shares of 0.1p each	330,861,425	235,788	101,500
	19,000,000 B ordinary shares of 0.1p each	14,000	19,000	35,000
		330,875,425	254,788	136,500

* The B ordinary shares cannot be listed on any stock exchange. They rank pari passu with the Ordinary Shares except that the holders of B ordinary shares are not entitled to receive notice of General Meetings of Shareholders or vote at such meetings. The holders of B ordinary shares may at any time upon written notice to the Company elect to convert all or some of their B ordinary shares into fully paid Ordinary Shares on the basis of one B ordinary share for each Ordinary Share.

2.	There are no shares that do not represent capital.
3.	Neither the Company, nor any subsidiary, holds any of the shares, of any class, in the Company.
4.	Options:

Name	No. of Options	Exercise Price	Date of Grant	Option Exercise Period
R B Rowan	1,000,000	3.375p	March 11, 2003	March 11, 2003 to March 10, 2008
Hugo de Salis	50,000	3.375p	March 11, 2003	March 11, 2003 to March 10, 2008
K E Saad	200,000	3.5p	July 11, 2003	July 11, 2003 to July 10, 2008
Malcolm and Fay-Ann Wilson	1,000,000	8p	November 11, 2003	November 11, 2003 to November 10, 2008
Malcolm and Fay-Ann Wilson	4,000,000	11.75p	November 17, 2003	November 17, 2003 to November 16, 2008

5.	Unlisted Warrants:

Name	No. of Warrants	Exercise Price	Date of Grant	Warrants Exercise Period
Ely Place Nominees Ltd	1,250,000	1p	July 15, 2002	July 1, 2003 to April 30, 2007
	2,000,000	3p	July 15, 2002	July 1, 2003 to April 30, 2007
Michael Vitton	4,000,000	4p	September 18, 2003	September 18, 2003 to September 17, 2008
Shenwood Holdings Inc.(1)	8,000,000	3.5p	September 11, 2003	October 1, 2003 to September 30, 2007
Charles Hansard	3,500,000	30p	August 31, 2004	August 31, 2004 to August 30, 2009
John Smithies	3,500,000	30p	August 31, 2004	August 31, 2004 to August 30, 2009

Roy Lander	3,500,000	32p	October 4, 2004	October 4, 2004 to October 3, 2009
Jim Dines	2,000,000	33.5p	September 17, 2004	October 15, 2005 to October 15, 2009
(1)	Subject to grant of exploration permit (which has been applied for but has not yet been granted).

Listed Warrants

As at February 18, 2005, in addition to the 27,750,000 unlisted warrants detailed above, there were a further 55,415,000 listed warrants in issue.

6.	On June 30, 2003, the Company issued 1,750,000 Ordinary Shares of 0.1p each for 3p raising gross cash proceeds of £52,500 to provide additional working capital.

On August 27, 2003, the Company issued 50,000,000 Ordinary Shares of 0.1p each for 2p raising gross cash proceeds of £1,000,000 to provide additional funding for capital projects

On September 18, 2003, the Company issued 10,000,000 Ordinary Shares of 0.1p each for 4p raising gross cash proceeds of £400,000 to provide additional funding for capital projects

On November 20, 2003, following the receipt of written notice, 6,000,000 B ordinary shares of 0.1p each were converted into 6,000,000 Ordinary Shares of 0.1p each.

On January 29, 2004, following the receipt of written notice, 10,000,000 B ordinary shares of 0.1p each were converted into 10,000,000 Ordinary Shares of 0.1p each.

On February 10, 2004, the Company issued 45,000,000 Ordinary Shares of 0.1p each (10,000,000 at 4p and 25,000,000 at 5p) raising gross cash proceeds of £2,050,000 to fund the acquisition of the Company’s interest in Tau Mining Limited and to provide additional working capital.

On March 22, 2004, the Company issued 3,500,000 Ordinary Shares of 0.1p each for 30p raising gross cash proceeds of £1,050,000 to provide additional funding for capital projects and to provide additional working capital.

During the year the Company issued a further 8,037,500 Ordinary Shares of 0.1p each raising gross cash proceeds of £217,875 as a result of the exercise of warrants as follows:

Date	Number of shares	Issue price	Gross cash proceeds £
October 1, 2003	1,000,000	1p	10,000
November 7, 2003	50,000	1p	500

December 29, 2003	337,500	1p	3,375
January 29, 2004	1,550,000	1p	15,500
February 20, 2004	100,000	1p	1,000
March 15, 2004	2,500,000	2.5p	62,500
March 15, 2004	2,500,000	5p	125,000
	8,037,500		217,875

On June 21, 2004, the Company issued 10,012,481 Ordinary Shares of 0.1p each for 30p raising gross cash proceeds of £3,003,744 to provide additional funding for capital projects as well as for general working capital.

On July 1, 2004, the Company issued 1,000,000 Ordinary Shares of 0.1p each for 11.75p raising gross cash proceeds of £117,500 as a result of the exercising of share options.

On July 6, 2004, the Company made an offer to acquire the remaining 47.57% interest in its subsidiary undertaking, Tau Mining Limited. The Company offered one of its own shares for every two Tau Mining shares. On September 10, 2004, the Company issued 10,775,000 shares to acquire the remaining interest.

On September 16, 2004, the Company announced a placing of 51,655,555 Ordinary Shares of 0.1p each for 30p raising gross cash proceeds of £15,496,667 to provide additional funding for capital projects.

7.	The ADRs, and ADSs which they represent, being registered hereunder do not evidence any new Ordinary Shares of the Company.
B.	Memorandum and Articles of Association

1. The Company was incorporated in England and Wales on April 23, 2002, under the Act with number 4422435 as a public company limited by shares. The Company’s principals objects are set out in Clause 4 of the Company’s memorandum of association and include the carrying on of business as a general commercial company.

2. A director who, in any way, directly or indirectly, is interested in a proposed contract or transaction with the Company must disclose in writing the nature and extent of the director’s interest at a meeting of directors and abstain from voting on the proposed contract or transaction. The articles of the Company do not permit an interested director to be counted in the quorum of a meeting if any resolution on which such director is debarred from voting is to be voted upon in that meeting. However, the articles of the Company provide that a director of a company is not deemed to be interested in a proposed contract or transaction merely because the proposed contract or transaction relates, among other things, to an indemnity, liability insurance or the remuneration that may benefit a director such capacity. Hence, the directors can vote compensation to themselves or any of the other members of the Board of Directors. The Board of Directors has an unlimited power to borrow, issue debt obligations and to charge the assets of the Company, provided only that such power is exercised in good faith and in the best interests of the Company. There is no mandatory retirement age for directors. A director is not required to have any share qualification.

3. The Company has two classes of common shares, the Ordinary Shares and B ordinary shares of 0.1p each. Unlike the holders of Ordinary Shares, the holders of B ordinary shares are not entitled to receive notice of a general meeting of the Company nor can they vote at such a meeting. The Company may, in a general meeting, declare dividends on the Ordinary Shares, but no dividend may exceed the amount recommended by the Board of Directors. A vested dividend entitlement does not lapse, but dividends unclaimed for a period of 12 years after having been declared are forfeited and revert back to the Company. Each Ordinary Share is entitled to one vote. At each annual general meeting, one-third of the directors then currently serving on the Board of Directors retire on a rotating basis taking into account such factors as the tenure of the directors since their last re-election or appointment and retiring directors who do not wish to offer themselves up for re-election. A retiring director is eligible for re-election at the same general meeting in which such director retired. There are no cumulative voting rights, in consequence of which a simple majority of votes at the annual meeting can elect all the directors of the Company. Each Ordinary Share carries with it the right to share equally with every other Ordinary Share in dividends declared and in any distribution of surplus assets of the Company after payment to creditors on any winding up, liquidation or dissolution. Subject to certain limitations, the Company may purchase its own shares (including any redeemable shares). There are no sinking fund provisions. Neither the Ordinary Shares nor the B ordinary shares are subject to further capital calls by the Company. There exists no discriminatory provision affecting any existing or prospective holder of common shares as a result of such shareholder owning a substantial number of shares.

4. Under the Companies Act 1985, the rights of shareholders may be changed only by the shareholders passing a special resolution approved by 75% of the votes cast at a general meeting of the Company.

5. The Board of Directors must call an annual general meeting once in each calendar year and not later than 15 months after the last such meeting. The annual general meeting shall be held at such time and place as the Board of Directors shall determine. All general meetings other than the annual general meeting is called an extraordinary general meeting and the Board of Directors may call an extraordinary general meeting at any time. A shareholder or shareholders having in the aggregate 10% of the issued shares of the Company may requisition an extraordinary general meeting. Admission to such meetings is open to registered shareholders and their duly appointed proxies. Others may be admitted at the discretion of the registered shareholders or their duly appointed proxies in attendance at the meeting.

6. The memorandum and articles of the Company contain no limitations on the rights of non-resident or foreign shareholders to hold or exercise rights on the shares of the Company.

7. There are no provisions in the Company’s memorandum and articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

8. There is no provision in the Company’s articles setting a threshold or requiring or governing disclosure of shareholder ownership above any level. However, there is a statutory requirement under English law that shareholder ownership above 3% must be disclosed.

C.	Material Contracts

All of the Company’s contracts to date have been entered in the ordinary course of business. These include prospecting agreements, joint venture agreements, license and permits as described above.

D.	Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that affect the export or import of capital, including the availability of cash or cash equivalents for use by the Company, or the remittance of dividends interest or other payments to nonresident holders of the Company’s shares.

E.	Taxation

The following discussion summarizes the material U.S. and U.K. tax consequences regarding the ownership and disposition of the ADSs and ordinary shares and is not a complete analysis or listing of all the possible tax consequences of such ownership and disposition. This section is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury Regulations promulgated thereunder, the Convention between the United States of America and the United Kingdom which entered into force on March 31, 2003 and administrative and judicial interpretations of the Code, the Income Tax Convention all as in effect as of the date of this registration statement, and all of which are subject to change, possibly on a retroactive basis. Statements regarding U.K. tax laws and practices set out below are based on those U.K. laws and published practices of HM Customs and Revenue as in force on the date of this registration statement, which are subject to change.

This discussion only applies to U.S. holders (as defined below) who hold their ADSs or ordinary shares as capital assets and use the U.S. dollar as their functional currency. It does not address the tax treatment of U.S. holders subject to special rules, such as banks or other financial institutions, dealers in securities, insurance companies, traders in securities that mark to market, tax-exempt entities, entities treated as partnerships for U.S. federal income tax purposes or their partners, holders of 10% or more of the voting shares of the Company, persons holding their ADSs or ordinary shares as part of a hedging, straddle, conversion or constructive sale transaction, persons subject to the alternative minimum tax and persons who are resident or ordinarily resident in the U.K. (or who ceased to be so resident on or after March 17, 1998 and thereafter became resident within five years of assessment). The summary also does not discuss the tax consequences under state, local or non-U.S. or non-U.K. laws.

This discussion does not consider particular circumstances. It is not a substitute for tax advice. Shareholders are urged to consult their tax advisors about the U.S. federal, state and local, the U.K. and other tax consequences to them in light of their particular circumstances of purchasing, owning and disposing of ADSs or ordinary shares, and in particular whether they are eligible for the benefits of the Income Tax Convention.

As used in this discussion, “U.S. holder” means a beneficial owner of ordinary shares or ADSs that is (i) a U.S. citizen or resident for federal tax purposes; (ii) a corporation or other entity taxable as an association created or organized under the laws of the U.S. or any political subdivision thereof; (iii) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source.

Considerations Relevant to the ADSs and Ordinary Shares

U.S. holders of ADSs are treated as the owners of the underlying ordinary shares for purposes of the Income Tax Convention and the Estate and Gift Tax Convention (defined below), and for U.S. federal income tax purposes.

Taxation of Dividends

For U.S. federal income tax purposes, distributions paid to a U.S. holder by the Company are treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions by the Company in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, are treated as a return of capital to the extent of the U.S. holder’s adjusted tax basis in its ADSs or ordinary shares, as the case may be, and thereafter as capital gain.

Under current U.K. taxation law, the Company is not required when paying a dividend on ordinary shares to withhold any tax at source. In certain circumstances the U.S. holder may qualify for a foreign tax credit, a U.S. holder must make an election to receive a foreign tax credit by filing Form 8833 with the taxpayer’s U.S. federal income tax return for the relevant year.

The rules relating to foreign tax credits are extremely complex, and U.S. holders should consult their tax advisors with regard to the availability of any foreign tax credit and application of the foreign tax credit rules to their particular situation.

Dividends will be income to a U.S. holder for U.S. federal income tax purposes but generally will not be eligible for the dividends received deduction allowed to corporate holders. Any dividends paid by the Company in pounds sterling are included in the gross income of a U.S. holder as an amount equal to the U.S. dollar value of the dividend at the spot rate of exchange on the date the dividend is includable in the income of the U.S. person, regardless of whether the payment is in fact converted into U.S. dollars. U.S. holders should consult their tax advisors regarding the treatment of any foreign currency gain or loss on any pounds sterling received by the U.S. holder that is not converted into U.S. dollars on the day the pounds sterling are includable in the income of the U.S. holder.

Taxation of Capital Gains

A U.S. holder will not be liable for U.K. tax on gains realized on the disposal of ADSs or ordinary shares unless, at the time of disposal, that holder carries on a trade (or profession or vocation) in the U.K. through a branch or agency or permanent establishment and the ADSs or ordinary shares are or have been used, held or acquired for the purposes of such trade, branch or agency or permanent establishment. For U.S. federal income tax purposes, a U.S. resident holder of ADSs or ordinary shares generally will recognize a capital gain or loss on the sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount the date of sale if the amount is realized in a foreign currency) and the U.S. holder’s adjusted tax basis in the ADSs or ordinary shares. Such gain or loss generally will be treated as long-term capital gain or loss if the ADSs or ordinary shares are held for more than one year as of the date of the sale or other taxable disposition. Gains or losses recognized by U.S. holders generally will be considered U.S. source income or loss for U.S. foreign tax credit limitation purposes. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividend payments (or other taxable distributions) and proceeds paid in respect of ADSs or ordinary shares made within the U.S. (and, in certain cases, outside the U.S.) to a non-corporate U.S. person, and backup withholding will apply to such payments paid during the year (i) if the U.S. holder or beneficial owner fails to provide an accurate taxpayer identification number in the manner required by U.S. law and applicable regulations; (ii) if there has been notification from the U.S. Internal Revenue Service of a failure by the holder or beneficial owner to report all interest or dividends required to be shown on its federal income tax returns; (iii) or, in certain circumstances, if the holder or beneficial owner fails to comply with applicable certification requirements. Certain corporations and persons that are not U.S. persons may be required to establish their exemption from information reporting and backup withholding by certifying their status on the appropriate U.S. Internal Revenue Service forms W-8 or W-8BEN.

Amounts withheld under the backup withholding rules may be credited against a holder’s tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service.

Inheritance Tax

Under the convention which became effective on November 11, 1979 between the U.S. and U.K. for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on estates of deceased persons and on gifts (the “Estate and Gift Tax Convention”), ADSs or ordinary shares held by an individual who is domiciled in the U.S. and is not a national of or domiciled in the U.K. will generally not be subject to U.K. inheritance tax on the individual’s death or on a gift of the ADSs or ordinary shares during the individual’s lifetime except in certain cases where the ADSs or ordinary shares are placed in trust by a settlor domiciled in the U.K. and not domiciled in the U.S., and in the exceptional case where the ADSs or ordinary shares are part of the business property of a U.K. permanent establishment of the individual or pertain to a U.K. fixed base of the individual used for the performance of independent personal services. In a case where the ADSs or ordinary shares are subject both to U.K. inheritance tax and to U.S. federal gift or estate tax, the Estate and Gift Tax Convention generally provides a credit for the amount of any tax paid in the U.K. against the U.S. federal tax liability, or for any tax paid in the U.S. against the U.K. liability, based on priority rules set forth in the Estate Tax and Gift Convention.

Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

U.K. stamp duty will, subject to certain exceptions, be payable on any instrument transferring ordinary shares to the custodian of the Depositary at the rate of 1.5% (rounded up to the nearest £5) on the value of such ordinary shares. SDRT will be payable at the rate of 1.5% of the consideration under any agreement to issue or transfer ordinary shares to the custodian of the Depositary. In accordance with the terms of the Deposit Agreement (as defined in “Item 12 – Description of Securities Other Than Equity Securities – American Depositary Shares”), any tax or duty payable by the Depositary (as defined in “Item 12 – Description of Securities Other Than Equity Securities, – American Depositary Shares”) or the custodian of the Depositary with respect to any ADSs shall be payable by the owner or beneficial owner of the ADSs.

No U.K. stamp duty will be payable on any transfer of an ADS, provided that the ADS (and any separate instrument of transfer) is executed and retained at all times outside the U.K. A transfer of an ADS in the U.S. thus will not give rise to U.K. stamp duty. Any transfer of ordinary shares not held in the form of ADSs could result in a stamp duty liability at the rate of 0.5% rounded up to the nearest £5. The amount of stamp duty payable is generally calculated on the purchase price of the ordinary shares. There is no charge to ad valorem stamp duty on most gifts. On a transfer from the Depositary or its nominee to the relevant ADS holder under which no beneficial interest passes, a fixed £5 stamp duty should be payable.

U.K. SDRT at a rate of 0.5%, will be payable on any agreement to transfer ordinary shares or any interest therein. If an instrument transferring the ordinary shares is executed and stamped within six years of the date on which the agreement is made, any SDRT paid will be refundable and any SDRT not paid will cease to be due. SDRT will not be payable on any agreement to transfer ADSs.

F.	Dividends and Paying Agents

The Company has not to date paid dividends and does not anticipate being in a position to pay dividends in the foreseeable future. Accordingly, the Company has appointed no paying agents.

G.	Statement by Experts

Name and address of Auditor: Baker Tilly 2 Bloomsbury Street, London WC1B 3St England Attention: Paul Newman Tel. +44 (207) 314-6919 Fax +44 (207) 413-5101

Baker Tilly has prepared the audited financials of the Company for the year ending March 31, 2004, which is included as an Exhibit to this submission. The audited financials are included, in the form and context in which it is included, with the consent of Baker Tilly, who has authorized the contents of that report be submitted as part of this registration statement.

H.	Documents on Display

Investors and other interested persons may review the filings and documents of and concerning the Company together with all exhibits and related materials referred to in this application, with the Securities and Exchange Commission (“SEC”) at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. One may call the SEC at 1-800-SEC-0330 for further information on the public reference room’s facility. The SEC maintains a website (HTTP://WWW.SEC.GOV) that contains information filed electronically.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

 Not applicable.

Item 12.	Description of Securities Other than Equity Securities
A.	Debt Securities

Not applicable.

B.	Warrants and Rights

In connection with an offer of subscription (the “Offer”) for Ordinary Shares to be listed on AIM on May 31, 2002, the Company issued warrants to be concurrently listed on AIM (the “Listed Warrants”). Each Listed Warrant grants the holder of such Listed Warrants the right to subscribe for one Ordinary Share at 1p per share. This right to subscribe may be exercised at any time between April 30, 2003 and

April 30, 2007. Since the Offer, additional warrants, which are not listed on AIM, have been issued on substantially similar terms (except for the exercise period and exercise price of such additional warrants).

C.	Other Securities

Not applicable.

D.	American Depositary Shares

The Company intends to list 12 million ADSs represented by ADRs on a United States stock exchange or other public stock quotational facility pending registration of the ADSs hereunder. The Company is applying to register its ADSs for trading and 240 million underlying Ordinary Shares are being registered for purposes of the requirements under the Securities Act of 1934, as amended, but not to be listed for trading or as an offer of new securities for capital raising purposes.

The name of the depositary is The Bank of New York (the “Depositary”). The address of its principal executive office is 101 Barclay Street, New York, New York 10286.

The name of the ADRs is “Southern African Resources PLC, American Depositary Receipts”. Each ADR is a certificate evidencing one ADS. Each ADS will represent 20 Ordinary Shares in the Company (or a right to receive 20 Ordinary Shares).

As and when you as a shareholder in the Company wish to convert your Ordinary Shares into ADRs, you, or market intermediaries on your behalf, will deposit the corresponding number of Ordinary Shares with the Depositary and the Depositary will issue to you, or your agent, as described below, ADRs, at the above-described conversion rate of 1:20. No ADRs are being offered for capital raising purposes. Instead, the Company is making ADRs available to its current investors, and to any future investor, in its Ordinary Shares only through conversion of their Ordinary Shares into ADRs.

The Bank of New York, as Depositary, will execute and deliver the ADRs evidencing the ADSs. The underlying Ordinary Shares will be deposited with its principal London office at One Canada Square, 40th Floor, London E14 5AL, as its custodian in England. Each ADS will also represent any other securities, cash or other property which may be held by the Depositary. The Depositary’s corporate trust office at which the ADRs will be administered is located at 101 Barclay Street, New York, New York 10286.

You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. The description in this section assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. English law governs shareholder rights. The Depositary will be the holder of the Ordinary Shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A Deposit Agreement among us, the Depositary, you, as an ADR holder, and the beneficial owners of ADRs set out ADR holder rights as well as the rights and obligations of the Depositary (the “Deposit Agreement”). New York law governs the Deposit Agreement and the ADRs.

The following is a summary of the material provisions of the Deposit Agreement. For more complete information, you should read the entire Deposit Agreement and the form of ADR. Copies of those documents can be obtained from the Depositary.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The Depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The Depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the Deposit Agreement allows the Depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes that must be paid will be deducted. See Item 9 – E above for a discussion of taxation. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares. The Depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The Depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the Depositary does not distribute additional ADRs, the outstanding ADSs will also represent the new shares.

Rights to Purchase Additional Shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the Depositary may make these rights available to you. If the Depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the Depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the Depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The Depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the Depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions. The Depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the Depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the Depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The Depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its corporate trust office to the persons you request.

How do ADS holders cancel an ADR and obtain shares?

You may turn in your ADRs at the Depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will deliver the shares and any other deposited securities underlying the ADR to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the Depositary will deliver the deposited securities at its corporate trust office, if feasible.

Voting Rights

How do you vote?

You may instruct the Depositary to vote the shares underlying your ADRs, but only if we ask the Depositary to ask for your instructions. Otherwise, you won’t be able to exercise your right to vote unless you turn in the ADRs and withdraw the underlying Ordinary Shares. However, you may not know about the meeting enough in advance to withdraw the Ordinary Shares in time to vote.

If we ask for your instructions, the Depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the Depositary to vote the Ordinary Shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, the Depositary must receive them on or before the date specified. The Depositary will try, as far as practical, subject to English law and the provisions of our Memorandum and Articles of Association, to vote or to have its agents vote the shares or other deposited securities as you instruct. The Depositary will only vote or attempt to vote as you instruct. ADRs for which the Depositary does not receive instructions will not be voted.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the Depositary to vote your shares. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

Fees and Expenses

Persons depositing shares or ADR holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	Any cash distribution to you
A fee equivalent to the fee that would be payable if securities distributed to you had been Ordinary Shares and the Ordinary Shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders
$.02 (or less) per ADSs per calendar year (if the Depositary has not collected any cash distribution fee during that year)	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares
Expenses of the Depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars when necessary
Taxes and other governmental charges the Depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADRs or on the deposited securities underlying your ADRs. The Depositary may refuse to transfer your ADRs or allow you to withdraw the deposited securities underlying your ADRs until such taxes or other charges are paid. The Depositary may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities underlying your ADRs, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds or send to you any property remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

•      Change the nominal or par value of our Ordinary Shares

•      Reclassify, split up or consolidate any of the deposited securities

•      Distribute securities on the Ordinary Shares that are not distributed to you

•      Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, Ordinary Shares or other securities received by the Depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The Depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the Deposit Agreement be amended?

We may agree with the Depositary to amend the Deposit Agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the Depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the Depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to have agreed to the amendment and to be bound by the ADRs and the Deposit Agreement as amended.

How may the Deposit Agreement be terminated?

The Depositary will terminate the Deposit Agreement if we ask it to do so. The Depositary may also terminate the Deposit Agreement if the Depositary has told us that it would like to resign and we have not appointed a new Depositary bank within 60 days. In either case, the Depositary must notify you at least 30 days before termination.

After termination, the Depositary and its agents will do the following under the Deposit Agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver Ordinary Shares and other deposited securities upon cancellation of the ADRs. One year after termination, the Depositary may sell any remaining deposited securities by public or private sale. After that, the Depositary will hold the money it received on the sale, as well as any other cash it is holding under the Deposit Agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The Depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the Depositary and to pay fees and expenses of the Depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADRs

The Deposit Agreement expressly limits our obligations and the obligations of the Depositary. It also limits our liability and the liability of the depositary. We and the Depositary:

•	are only obligated to take the actions, without negligence or bad faith, specifically set forth in the Deposit Agreement ;
•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the Deposit Agreement;
•	are not liable if either of us exercises discretion permitted under the Deposit Agreement;
•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the Deposit Agreement on your behalf or on behalf of any other party;
•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the Deposit Agreement, we agree to indemnify the Depositary for acting as Depositary, except for losses caused by the Depositary’s own negligence or bad faith, and the Depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Requirements for Depositary Actions

Before the Depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of shares, the Depositary may require:

(a)	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;
(b)	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
(c)	compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The Depositary may refuse to deliver ADRs or register transfers of ADRs generally when the transfer books of the Depositary or our transfer books are closed or at any time if the Depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADRs

You have the right to cancel your ADRs and withdraw the underlying Ordinary Shares at any time except:

When temporary delays arise because: (i) the Depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of Ordinary Shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our Ordinary Shares;

When you or other ADR holders seeking to withdraw Ordinary Shares owe money to pay fees, taxes and similar charges; or

When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Pre-release of ADRs

The Deposit Agreement permits the Depositary to deliver ADRs before deposit of the underlying shares. This is called a pre-release of the ADR. The Depositary may also deliver Ordinary Shares upon cancellation of pre-released ADRs (even if the ADRs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying Ordinary Shares are delivered to the Depositary. The Depositary may receive ADRs instead of Ordinary Shares to close out a pre-release.

The Depositary may pre-release ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the Depositary in writing that it or its customer owns the Ordinary Shares or ADRs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the Depositary considers appropriate; and (3) the Depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the Depositary will limit the number of ADSs that may be outstanding at any time as a result of the pre-release, although the Depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

 Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

 Not applicable.

Item 15.	Controls and Procedures

 Not applicable.

Item 16A.	Audit Committee Financial Expert

 Not applicable.

Item 16B.	Code of Ethics

 Not applicable.

Item 16C.	Principal Accountant Fees and Service

 Not applicable.

Item 16D.	Exemption from the Listing Standards for Audit Committee

 Not applicable.

Item 16E.	Purchaser of Equity Security by the Issuer and Affiliated Purchasers

 None.

Item 17.	Financial Statements

The Company has included with this application audited comparative financial statements for the fiscal year ended March 31, 2004, and the period from April 23, 2002 through March 31, 2003, which included:

•	Consolidated Profit and Loss Account;
•	Consolidated Balance Sheets;
•	Consolidated Statements of Total Recognized Gains and Losses; and

•	Consolidated Statements of Cash Flow.

The financial statements were prepared in accordance with generally accepted accounting principles in the United Kingdom and are reconciled to United States generally accepted accounting principles as described in the auditor’s report in Exhibit 1 hereto. All figures are expressed in British pounds sterling.

Item 18.	Financial Statements

See “Item 17. Financial Statements”.

Item 19.	Exhibits

Exhibit 1:  Financial Statements and Consent of Auditor.

Exhibit 2:  Memorandum and Articles of the Company.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

SOUTHERN AFRICAN RESOURCES PLC
	By:	/s/ Charles Hansard

Charles Hansard Chairman of the Board

Date: February 28, 2005